UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT
HF SINCLAIR CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	001-41325	87-2092143
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2323 Victory Avenue Suite 1400, Dallas, TX	75219
(Address of principal executive offices)	(Zip code)
Vivek Garg, Acting Chief Financial Officer, Vice President, Chief Accounting Officer and Controller
(214) 871-3555
(Name and telephone number, including area code,
of the person to contact in connection with this report.)
Check the appropriate box below to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure
Item 1.01 – Conflict Minerals Disclosure and Report
As provided for in the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available under the Investor Relations page at http://www.hfsinclair.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Item 1.02 – Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 – Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 – Exhibits
Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HF SINCLAIR CORPORATION
(Registrant)
By: /s/ Vivek Garg	Date: May 28, 2026
Vivek Garg Acting Chief Financial Officer, Vice President, Chief Accounting Officer and Controller

EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2025.